HAROLD W. PAUL, LLC
                                 ATTORNEY AT LAW
                                  PO Box 33812
                               Santa Fe, NM 87594
                                 (505) 983-2794
                               Fax (866) 644-7615


                                                         June 3, 2009



Mr. Howard Efron
Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

                              Re: Ozone Man, Inc.
                                  Form 10-K For the year ended December 31, 2008 File No. 0-09908

Dear Mr. Efron:

     We represent TOMI Environmental Solutions, Inc., formerly The Ozone Man, Inc. Our client has forwarded to us your letter dated May 14, 2009 and authorized us to reply.

     Supplementally, we advise as follows:


Form 10-K for the year Ended December 31, 2008
----------------------------------------------

Financial Statements
--------------------

Note 4 - Intangible Assets, page F-12
-------------------------------------

     1. Management's basis for determining the deferral of amortization on the Company's intangible assets is that the benefit derived from such intangible assets will not occur until such time as when the Company commences principal operations. The Company will amortize its intangibles over their estimated useful lives, based on an analysis of pertinent factors, including the expected use of the asset by the entity (SFAS 142 11a).

Note 13 - Forgiveness of Debt, page F-17
----------------------------------------

     2. As a matter of clarification, $25,000 was forgiven. The obligation of the Company for past due legal services was $50,000. $25,000 was forgiven and the balance was represented by the convertible promissory note.

HAROLD W. PAUL, LLC

Mr. Howard Efron
Securities and Exchange Commission
June 3, 2009
Page Two



Exhibits 31.1 and 31.2
----------------------

     3. The staff's comment regarding certain modifications to the certifications is noted and we represent that all future filings commencing with the Company's 10-Q for the period ending June 30, 2009 will conform to the exact form set forth in Item 601(b)(31) of Regulation S-K.


The Company acknowledges that:

     . the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     . staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     . the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     Please do not hesitate to contact the undersigned if you have any further comments or questions.


							Sincerely,

                                                    /s/ HAROLD W. PAUL, LLC

/sl							HAROLD W. PAUL, LLC



cc:  Halden Shane
     TOMI Environmental Solutions, Inc.